Teva Announces Publication of COPAXONE® (glatiramer acetate injection) Pregnancy
Data in the International Journal of MS Care

JERUSALEM, May 5, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that data suggests that women with relapsing forms of multiple sclerosis (RMS) who were exposed to COPAXONE® 20 mg/mL daily during pregnancy are not at higher risk for congenital anomalies compared to reference rates for abnormal pregnancy outcomes reported in two large databases representing the general population. These data appeared as an “Online First” article on the Website of the International Journal of MS Care (IJMSC) and represent the largest published analysis of pregnancy pharmacovigilance data for an RMS treatment.

MS is more common among women of childbearing age compared with any other age group. The average age of diagnosis is 30, and many women go on to have children after diagnosis. Approximately half of pregnancies are unintended, which means that women with MS may become pregnant unexpectedly while taking an MS treatment. None of the MS therapies are approved for use during pregnancy.

“Physicians now have this data to consider as they consult with their RMS patients planning a family or already pregnant, to make individual treatment decisions,” said Patricia K. Coyle, M.D., professor and vice chair (clinical affairs) of neurology, and the director of the Multiple Sclerosis Comprehensive Care Center at the Stony Brook University Medical Center, Stony Brook, New York.

The analysis published in IJMSC compared 5,025 pregnancy cases with known outcomes from the Glatiramer Acetate (GA) Pharmacovigilance Database to two other databases of healthy women, the Metropolitan Atlanta Congenital Defects Program (MACDP)* and the European Surveillance of Congenital Anomalies (EUROCAT)+. When compared to the rate of congenital anomalies from the MACDP database, the rate for prospective pregnancies among women exposed to COPAXONE® while pregnant from the GA Pharmacovigilance Database was comparable to the general U.S. population. Similarly, the comparison between the GA Pharmacovigilance and EUROCAT data indicated that the rate of congenital anomalies is very similar to that of the general European population.

“With more than 20 years of data collected on COPAXONE®, we are able to share this important analysis with physicians to consider and counsel their patients of child-bearing age,” said Rob Koremans, M.D., President and CEO, Teva Global Specialty Medicines. “We are pleased to put forward this data that may help facilitate that conversation.”

The publication, “Pregnancy Outcomes from the Branded Glatiramer Acetate Pregnancy Database,” is available online at http://ijmsc.org/doi/abs/10.7224/1537-2073.2016-079. The International Journal of MS Care is the official peer-reviewed publication of the Consortium of Multiple Sclerosis Centers (CMSC).

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. COPAXONE® is rated as Pregnancy Category B. There are no adequate and well-controlled studies in pregnant women. Administration of glatiramer acetate by subcutaneous injection to pregnant rats and rabbits resulted in no adverse effects on offspring development. Animal reproduction studies are not always predictive of human response, therefore COPAXONE® should be used during pregnancy only if clearly needed. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. The COPAXONE® brand is approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®. Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential benefits of COPAXONE® which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

* Population-based tracking system for birth defects. The MACDP was established in 1967 by the Centers for Disease Control and Prevention (CDC), Emory University, and the Georgia Mental Health Institute.

+ European network of population-based registries for the epidemiologic surveillance of congenital anomalies